

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2021

Veronica Gonzalez
General Counsel
Outbrain Inc.
222 Broadway, 19th Floor
New York, NY 10038

> **Re: Outbrain Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted May 28, 2021**
> **CIK No. 0001454938**

Dear Ms. Gonzalez:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted May 28, 2021

Summary, page 1

1. We note your response to prior comment 1 and continue to consider your response. We may have additional comments upon completion of our review.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 54

2. We note your response to prior comment 5. Please revise to disclose the number of clicks or impressions and the cost-per click or cost-per-impression for each period presented. Price and volume disclosures such as the number of clicks or impressions and revenue per-click or per impression including an analysis of any trends or uncertainties appears to

be important information necessary to understanding your results of operations.

Critical Accounting Policies and Estimates
Stock-based Compensation, page 64

3.   We note your response to prior comment 8. Please update your response when your preliminary IPO pricing is known.

Business, page 69

4.   We note your response to prior comment 9. Given that your relationship with your two largest media partners is "longstanding" and you continue to generate a material portion of your revenue from these media partners, it appears that you should provide a description of the material terms of your agreements with these media partners, including, but not limited to, the identity of the media partners, terms and termination provisions, and any minimum payments. See Item 101(c) of Regulation S-K.

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Unaudited Pro Forma Basic and Diluted Net Loss Per Share, page F-45

5.   We note your response to prior comment 19. Please tell us your consideration of including stock-based compensation expense associated with these awards in your pro forma presentation. We refer you to Article 11-02(b)(6)(i)(B) of Regulation S-X.

      You may contact Morgan Youngwood, Senior Staff Accountant, at 202-551-3479 or Stephen Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Senior Counsel, at 202-551-3673 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Anna Pinedo